Exhibit 99.1

The INX Digital Company, Inc. Announces Normal Course Issuer Bid (NCIB)

NEW YORK and TORONTO, September 16, 2024– The INX Digital Company, Inc. (CBOE CA: INXD, INXATS: INX, OTCQB: INXDF) (“INX” or the “Company”), the owner of digital asset trading platforms, is pleased to announce that it intends to renew its normal course issuer bid (the “NCIB”) program to repurchase common shares of the Company (“Common Shares”).

Pursuant to the NCIB, which has been accepted by CBOE Canada (“CBOE”), the Company may purchase up to a maximum of 15,185,615 Common Shares, representing approximately 10% of the public float of its Common Shares as of August 30, 2024, provided that the aggregate purchase price for any Common Shares acquired under the NCIB, and the aggregate purchase price for any tokens of INX Limited (“INX Tokens”) acquired under its previously disclosed token repurchase program must not exceed US$5 million.

Purchases under the NCIB may be made through open market transactions on the CBOE based on the prevailing market price. In accordance with CBOE rules, daily purchases (other than pursuant to a block purchase exception) under the NCIB cannot exceed 8,881 Common Shares, representing 25% of the average daily trading volume on the CBOE, being 35,526 Common Shares as measured from February 28, 2024 to August 30, 2024. Any Common Shares purchased under the NCIB will be cancelled.

Transactions under the NCIB will depend on future market conditions. The Company will retain discretion whether to make purchases under the NCIB, and to determine the timing, amount, and acceptable price of any such purchases, subject at all times to applicable CBOE and other regulatory requirements. The Company believes that the purchase of Common Shares from time to time can be undertaken at prices that do not fully reflect their value. The Company believes that, in such circumstances, the repurchase of Common Shares represents an appropriate use of the Company’s available funds to support shareholder value.

The Company has appointed PI Financial Corp. as the broker through which the Company will conduct purchases under the NCIB. The purchases will be completed pursuant to the policies of the CBOE.

The period during which the Company will be authorized to make purchases under the NCIB will commence on September 19, 2024 and end the earlier of (i) September 18, 2025, and (ii) such earlier date on which the maximum number of Common Shares are purchased under the NCIB.

Under its prior NCIB that commenced on August 11, 2023 and expired on August 10, 2024, INX received approval from the CBOE to purchase up to a maximum of 12,713,823 Common Shares. As of August 10, 2024, INX had purchased 147,000 Common Shares under its prior NCIB through open market purchases on the CBOE. As of September 16, 2024, no INX Tokens have been repurchased by the Company under the token repurchase program, which was announced on December 20, 2021.

About INX:

INX provides regulated trading platforms for digital securities and cryptocurrencies. With a blend of traditional market expertise and a disruptive fintech approach, INX offers state-of-the-art solutions to modern financial challenges. The company is led by a dedicated team of business, finance, and technology veterans committed to redefining capital markets through blockchain technology and a disciplined regulatory approach.

About The INX Digital Company, Inc.

INX is the holding company for the INX Group, which includes regulated trading platforms for digital securities and cryptocurrencies. The INX Group’s vision is to be the preferred global regulated hub for digital assets on the blockchain. Our mission is to bring communities together and empower them with financial innovation. INX’s journey began with the initial public token offering of the INX Token, raising US$84 million. The INX Group is shaping the blockchain asset industry by working within a regulated environment under oversight from regulators like the SEC and FINRA. For more information, please visit the INX Group website here.

Cautionary Note Regarding Forward-Looking Information and Other Disclosures

This press release contains statements that constitute “forward-looking information” (“forward-looking information”) within the meaning of the applicable Canadian securities legislation. All statements, other than statements of historical fact, are forward-looking information and are based on expectations, estimates and projections as at the date of this news release. Any statement that discusses predictions, expectations, beliefs, plans, projections, objectives, assumptions, future events or performance (often but not always using phrases such as “expects”, or “does not expect”, “is expected”, “anticipates” or “does not anticipate”, “plans”, “budget”, “scheduled”, “forecasts”, “estimates”, “believes” or “intends” or variations of such words and phrases or stating that certain actions, events or results “may” or “could”, “would”, “might” or “will” be taken to occur or be achieved) are not statements of historical fact and may be forward-looking information. In disclosing the forward-looking information contained in this press release, INX has made certain assumptions, including with respect to, the continuous development of the INX trading platform, the offering of non-deliverable cryptocurrency forwards, and the development of the digital asset industry. Although INX believes that the expectations reflected in such forward-looking information are reasonable, it can give no assurance that the expectations of any forward-looking information will prove to be correct. Known and unknown risks, uncertainties, and other factors which may cause the actual results and future events to differ materially from those expressed or implied by such forward-looking information. Such factors include but are not limited to regulatory developments, the state of the digital securities and cryptocurrencies markets, and general economic conditions. Accordingly, readers should not place undue reliance on the forward-looking information contained in this press release. Except as required by law, INX disclaims any intention and assumes no obligation to update or revise any forwardlooking information to reflect actual results, whether as a result of new information, future events, changes in assumptions, changes in factors affecting such forward-looking information or otherwise.

The CBOE is not responsible for the adequacy or accuracy of this press release.

This news release does not constitute an offer to sell or a solicitation of an offer to buy any of the securities in the United States. The securities have not been and will not be registered under the U.S. Securities Act or any state securities laws and may not be offered or sold within the United States or to U.S. Persons unless registered under the U.S. Securities Act and applicable state securities laws or an exemption from such registration is available.

For further information, contact:

The INX Digital Company, Inc.

Investor Relations

+1 855 657 2314

Contact: Alan Silbert

Email: investorrelations@inx.co